SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

October 28, 2019

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips’ Third Quarter Results 2019”, dated October 28, 2019.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 28th day of October 2019.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Quarterly report

Q3 2019

Philips delivers Q3 sales of EUR 4.7 billion, with 6% comparable sales growth, EUR 211 million income from continuing operations and an Adjusted EBITA margin of 12.4%

Amsterdam, October 28, 2019

Third-quarter highlights

  Sales in the quarter amounted to EUR 4.7 billion, with 6% comparable sales growth
  Comparable order intake was in line with Q3 2018
  Income from continuing operations amounted to EUR 211 million, including a charge of EUR 78 million related to a goodwill impairment, compared to EUR 307 million in Q3 2018
  Adjusted EBITA margin was 12.4% of sales, compared to 13.2% of sales in Q3 2018
  Income from operations amounted to EUR 320 million, compared to EUR 451 million in Q3 2018
  EPS from continuing operations (diluted) amounted to EUR 0.23; Adjusted EPS from continuing operations (diluted) increased 10% compared to Q3 2018 to EUR 0.46
  Operating cash flow increased to EUR 356 million, compared to EUR 265 million in Q3 2018; free cash flow increased to EUR 126 million, compared to EUR 52 million in Q3 2018

Frans van Houten, CEO

“In the third quarter, we delivered mixed results for the Group. We recorded strong 6% comparable sales growth, driven by the innovative products and solutions across our businesses. This was reflected in the mid-single-digit comparable sales growth in mature geographies and high-single-digit growth in growth geographies, with double-digit growth in China.

Comparable order intake was flat, on the back of strong 11% growth in the third quarter of 2018, reflecting the unevenness of order intake dynamics and softness in North America. Over the last 12 months, comparable order intake grew 5%.

The Adjusted EBITA margin in the Diagnosis & Treatment and Personal Health businesses showed continued improvement. However, as we announced in our update on October 10, 2019, the Adjusted EBITA margin in the Connected Care businesses declined to 11.3%, due to increasing headwinds from tariffs and a delay in the impact of the mitigating actions, factory under-coverage and an adverse product mix impact. Adjusted EBITA for the Group was also impacted by lower license income in the segment Other.

For the full-year 2019, we continue to expect growth to be within the 4-6% range. We expect the Adjusted EBITA margin to improve around 10 to 20 basis points given the overall significant headwinds and the performance trajectory of the Connected Care businesses, which we are addressing. For 2020, we expect 4-6% comparable sales growth and an Adjusted EBITA margin improvement of around 100 basis points.”

Reporting segment performance

The Diagnosis & Treatment businesses recorded 9% comparable sales growth, with double-digit growth in Ultrasound and high-single-digit growth in Diagnostic Imaging and Image-Guided Therapy. Comparable order intake was in line with Q3 2018. The Adjusted EBITA margin increased 2.1 percentage points to 14.0%, driven by sales growth and productivity, partly offset by the impact of tariffs.

Comparable sales in the Connected Care businesses increased 5%, with mid-single-digit growth in Monitoring & Analytics and Sleep & Respiratory Care. Comparable order intake was in line with Q3 2018. The Adjusted EBITA margin decreased 4.5 percentage points to 11.3%, as outlined above.

The Personal Health businesses delivered comparable sales growth of 6%, with double-digit growth in Oral Healthcare and high-single-digit growth in Domestic Appliances. The Adjusted EBITA margin increased 0.3 percentage points to 14.7%, mainly due to sales growth, partly offset by investments and the impact of tariffs.

Philips’ ongoing focus on innovation and strategic partnerships resulted in the following highlights in the quarter:

  Reinforcing its global leadership in image-guided therapy, Philips launched its highly successful Azurion platform in China, following clearance from the National Medical Products Administration. Moreover, in the US, Philips launched the longer 150 mm and 200 mm versions of its Stellarex low-dose drug-coated balloons to broaden treatment options for peripheral artery disease patients.
  Philips’ app-based, mobile Lumify ultrasound solution delivered double-digit comparable sales and order intake growth, as it continues to set the industry standard by consistently delivering what customers need to provide the best care for their patients at the point of care – diagnostic clarity, reliability and continuous scanning, with a lightweight, replaceable transducer.
  Philips introduced an industry-first ‘Tube for Life’ guarantee on its new Incisive CT imaging platform in North America following its successful introduction in Europe and Asia. The new CT platform integrates innovations in imaging, workflow, and lifecycle management, helping healthcare providers with smart clinical decision-making, increased efficiency and improved experience for patients and staff.
  Philips further expanded its Enterprise Diagnostic Informatics portfolio with the completion of the acquisition of Carestream Health’s Healthcare Information Systems business. Adding a state-of-the-art cloud-based imaging data platform, Philips’ offering now includes advanced Vendor Neutral Archive solutions, diagnostic and enterprise viewers, interactive multimedia reporting, AI-enabled clinical, operational and business analytics tools, as well as tele-radiology and diagnostic patient management services.
  Reinforcing its leadership in patient monitoring solutions, Philips introduced the next-generation IntelliVue MX750 and MX850 bedside patient monitor platforms in Europe. These feature an extensive range of measurements and analytics, as well as new cybersecurity capabilities. Moreover, Philips signed multi-year enterprise patient monitoring agreements with the Kantonsspital Frauenfeld (Switzerland) and the University Clinic of Bonn (Germany) to improve workflow and clinical outcomes in these hospitals.
  Philips teamed up with Walgreens, one of the largest drugstore chains in the US, to integrate the clinically validated Philips SmartSleep Analyzer with the Walgreens Find Care platform, which helps connect Walgreens’ millions of mobile and online visitors to healthcare services. Walgreens Find Care users are now able to use Philips’ tool to help identify the potential reasons contributing to their sleep issues and connect to sleep diagnostics, guidance, products and solutions.
  Further broadening its product range in oral care, Philips has rolled out its connected Philips Sonicare ExpertClean globally. The new smart power toothbrush delivers superior oral care results with its sonic technology and deep clean brushing mode.

Cost savings

In the third quarter of 2019, cost savings totaled EUR 96 million, reflecting procurement savings of EUR 41 million and savings from overhead and other productivity programs of EUR 55 million.

Capital allocation

As of the end of the third quarter of 2019, Philips has completed 32.9% of its EUR 1.5 billion share buyback program for capital reduction purposes that was announced on January 29, 2019. Further details can be found here.

In the quarter, Philips sold all of its remaining shares in Signify (14.3%) for total proceeds of EUR 477 million.

Regulatory update

Philips continues to address the follow-up requests of the US Food and Drug Administration (FDA) as part of its efforts to fulfill its obligations under the Consent Decree*) and remains in dialogue with the agency.

Conference call and audio webcast

Frans van Houten, CEO, and Abhijit Bhattacharya, CFO, will host a conference call for investors and analysts at 10:00 am CET today to discuss the results. A live audio webcast of the conference call will be available on the Philips Investor Relations website and can be accessed here.

*) Under the Consent Decree, Philips continues to export its complete range of AED devices and manufacture and distribute its H1/OnSite/Home automated external defibrillator (AED) model in the US. The company may also continue to service the AEDs provided that certain conditions are met and provide consumables and the relevant accessories.

Philips performance

Key data

in millions of EUR unless otherwise stated

	Q3 2018	Q3 2019
Sales	4,306	4,702
Nominal sales growth	4%	9%
Comparable sales growth1)	4%	6%
Comparable order intake1)	11%	0%
Income from operations	451	320
as a % of sales	10.5%	6.8%
Financial expenses, net	(26)	(32)
Investments in associates, net of income taxes	(3)	(3)
Income tax expense	(114)	(75)
Income from continuing operations	307	211
Discontinued operations, net of income taxes	(15)	(3)
Net income	292	208
Income from continuing operations attributable to shareholders2) per common share (in EUR) - diluted	0.32	0.23
Adjusted income from continuing operations attributable to shareholders2) per common share (in EUR) - diluted1)	0.42	0.46
Net income attributable to shareholders2) per common share (in EUR) - diluted	0.31	0.23
EBITA1)	512	469
as a % of sales	11.9%	10.0%
Adjusted EBITA1)	568	583
as a % of sales	13.2%	12.4%
Adjusted EBITDA1)	750	816
as a % of sales	17.4%	17.4%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
2) Shareholders refers to shareholders of Koninklijke Philips N.V.
  Comparable sales growth was 6%, reflecting high-single-digit growth in the Diagnosis & Treatment businesses and mid-single-digit growth in the Personal Health and Connected Care businesses.
  Comparable order intake was flat year-on-year across all businesses.
  Adjusted EBITA increased by EUR 15 million and the margin decreased by 80 basis points compared to Q3 2018, mainly due to leverage from sales growth being offset by the impact of tariffs, lower margins in the Connected Care businesses and lower royalty income.
  Restructuring, acquisition-related and other charges amounted to EUR 114 million, compared to EUR 56 million in Q3 2018. Q3 2019 includes charges of EUR 23 million related to a value adjustment of capitalized development costs and a provision of EUR 20 million related to legal matters.
  Adjusted EBITDA increased by EUR 66 million, resulting in a margin of 17.4%, which includes the impact of the implementation of IFRS 16 lease accounting as of January 1, 2019.
  Income taxes decreased by EUR 39 million year-on-year, mainly driven by lower income in Q3 2019.
  Net income decreased by EUR 84 million compared to Q3 2018. Q3 2019 includes a charge of EUR 78 million related to a goodwill impairment in Connected Care.

Sales per geographic cluster

in millions of EUR unless otherwise stated

			% change
	Q3 2018	Q3 2019	nominal	comparable1)
Western Europe	928	973	5%	4%
North America	1,526	1,659	9%	4%
Other mature geographies	421	498	18%	12%
Total mature geographies	2,875	3,131	9%	5%
Growth geographies	1,431	1,571	10%	9%
Philips Group	4,306	4,702	9%	6%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.

Amounts may not add up due to rounding

  Sales in growth geographies increased by 9% on a comparable basis, driven by double-digit growth in China and India. In mature geographies, sales increased by 5% on a comparable basis, reflecting double-digit growth in other mature geographies and mid-single-digit growth in Western Europe and North America.
  Comparable order intake in growth geographies showed high-single-digit growth, reflecting double-digit growth in China and mid-single-digit growth in Latin America. Mature geographies posted a mid-single-digit decline, reflecting mid-single-digit growth in other mature geographies, low-single-digit growth in Western Europe and a double-digit-decline in North America.

Cash balance in millions of EUR

	Q3 2018	Q3 2019
Beginning cash balance	1,615	1,077
Free cash flow1)	52	126
Net cash flows from operating activities	265	356
Net capital expenditures	(212)	(231)
Other cash flows from investing activities	(333)	298
Treasury shares transactions	-	(184)
Changes in debt	15	(156)
Dividend paid to shareholders of the Company	(51)	(64)
Other cash flow items	(28)	7
Net cash flows from discontinued operations	(13)	-
Ending cash balance	1,256	1,103
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
  Net cash flows from operating activities increased by EUR 91 million. Q3 2018 included an outflow of EUR 130 million related to pension liability de-risking in the US.
  Other cash flows from investing activities mainly includes proceeds from the sale of Signify shares and outflows related to acquisitions.
  Treasury shares transactions mainly relates to the share buyback program for capital reduction purposes.
  Changes in debt mainly includes outflows related to bond redemption and lease payments, partly offset by the issuance of commercial paper.

Composition of net debt to group equity1)

in millions of EUR unless otherwise stated

	June 30, 2019	September 30, 2019
Long-term debt	4,788	4,840
Short-term debt	1,030	932
Total debt	5,817	5,772
Cash and cash equivalents	1,077	1,103
Net debt	4,741	4,669
Shareholders' equity	11,904	12,356
Non-controlling interests	28	30
Group equity	11,932	12,386
Net debt : group equity ratio1)	28:72	27:73
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.

Performance per segment

Diagnosis & Treatment businesses

Key data

in millions of EUR unless otherwise stated

	Q3 20181)	Q3 2019
Sales	1,868	2,117
Sales growth
Nominal sales growth	7%	13%
Comparable sales growth2)	6%	9%
Income from operations	183	222
as a % of sales	9.8%	10.5%
EBITA2)	203	250
as a % of sales	10.9%	11.8%
Adjusted EBITA2)	223	297
as a % of sales	11.9%	14.0%
Adjusted EBITDA2)	286	368
as a % of sales	15.3%	17.4%
1) The comparative figures have been restated for the realigned composition of the reporting segments. See Presentation on page 7.
2) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
  Comparable sales growth was 9%, reflecting double-digit growth in Ultrasound and high-single-digit growth in Diagnostic Imaging and Image-Guided Therapy.
  Comparable sales in growth geographies showed double-digit growth, driven by double-digit growth in China and Latin America. Mature geographies recorded high-single-digit growth, reflecting double-digit growth in other mature geographies, mid-single-digit growth in North America and low-single-digit growth in Western Europe.
  Adjusted EBITA increased by EUR 74 million, resulting in a margin of 14%, driven by sales growth and productivity, partly offset by the impact of tariffs.
  Restructuring, acquisition-related and other charges to improve productivity were EUR 47 million, compared to EUR 20 million in Q3 2018. Q3 2019 includes charges of EUR 23 million related to a value adjustment of capitalized development costs. In Q4 2019, restructuring, acquisition-related and other charges are expected to total approximately EUR 50 million.

Connected Care businesses

Key data

in millions of EUR unless otherwise stated

	Q3 20181)	Q3 2019
Sales	1,050	1,145
Sales growth
Nominal sales growth	2%	9%
Comparable sales growth2)	1%	5%
Income from operations	105	(11)
as a % of sales	10.0%	(1.0)%
EBITA2)	138	102
as a % of sales	13.1%	8.9%
Adjusted EBITA2)	166	129
as a % of sales	15.8%	11.3%
Adjusted EBITDA2)	210	174
as a % of sales	20.0%	15.2%
1) The comparative figures have been restated for the realigned composition of the reporting segments. See Presentation on page 7.
2) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
  Comparable sales growth was 5%, reflecting mid-single-digit growth in Monitoring & Analytics and Sleep & Respiratory Care.
  Comparable sales in growth geographies showed low-single-digit growth, reflecting double-digit growth in China, partly offset by a double-digit decline in Middle East & Turkey. Mature geographies recorded mid-single-digit growth, reflecting double-digit growth in other mature geographies, mid-single-digit growth in North America and low-single-digit growth in Western Europe.
  Adjusted EBITA decreased by EUR 37 million, resulting in a margin of 11.3%, mainly due to tariffs, factory under-coverage and an adverse product mix impact.
  Income from operations in Q3 2019 includes a charge of EUR 78 million related to a goodwill impairment.
  Restructuring, acquisition-related and other charges were EUR 27 million, compared to EUR 28 million in Q3 2018. In Q4 2019, restructuring, acquisition-related and other charges are expected to total approximately EUR 35 million.

Personal Health businesses

Key data

in millions of EUR unless otherwise stated

	Q3 20181)	Q3 2019
Sales	1,265	1,358
Sales growth
Nominal sales growth	0%	7%
Comparable sales growth2)	4%	6%
Income from operations	171	171
as a % of sales	13.5%	12.6%
EBITA2)	177	177
as a % of sales	14.0%	13.0%
Adjusted EBITA2)	182	200
as a % of sales	14.4%	14.7%
Adjusted EBITDA2)	216	238
as a % of sales	17.1%	17.5%
1) The comparative figures have been restated for the realigned composition of the reporting segments. See Presentation on page 7.
2) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
  Comparable sales growth was 6%, reflecting double-digit growth in Oral Healthcare, high-single-digit growth in Domestic Appliances and low-single-digit growth in Personal Care.
  Comparable sales in growth geographies showed high-single-digit growth, reflecting double-digit growth in China. Mature geographies recorded low-single-digit growth.
  Adjusted EBITA increased by EUR 18 million compared with Q3 2018, resulting in a margin of 14.7%, mainly due to sales growth, partly offset by investments and the impact of tariffs.
  Restructuring, acquisition-related and other charges amounted to EUR 23 million, compared to EUR 6 million in Q3 2018. Q3 2019 includes a provision of EUR 20 million related to legal matters. In Q4 2019, restructuring, acquisition-related and other charges are expected to total approximately EUR 20 million.

Other

Key data

in millions of EUR

	Q3 20181)	Q3 2019
Sales	124	82
Income from operations	(8)	(62)
EBITA2)	(6)	(60)
Adjusted EBITA2) of:	(3)	(43)
IP Royalties	52	37
Innovation	(42)	(45)
Central costs	(35)	(39)
Other	22	5
Adjusted EBITDA2)	38	36
1) The comparative figures have been restated for the realigned composition of the reporting segments. See Presentation on page 7.
2) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
  Sales decreased by EUR 42 million, mainly due to lower royalty income and the loss of revenue from the Photonics business following its divestment in Q1 2019.
  Restructuring, acquisition-related and other charges amounted to EUR 17 million, compared to EUR 2 million in Q3 2018. In Q4 2019, restructuring, acquisition-related and other charges are expected to total approximately EUR 30 million.

Forward-looking statements and other important information

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include: statements made about the strategy; estimates of sales growth; future Adjusted EBITA; future restructuring, acquisition-related and other costs; future developments in Philips’ organic business; and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to: global economic and business conditions; political instability, including developments within the European Union such as Brexit, with adverse impact on financial markets; the successful implementation of Philips’ strategy and the ability to realize the benefits of this strategy; the ability to develop and market new products; changes in legislation; legal claims and proceedings; increased healthcare regulation; changes in currency exchange rates and interest rates; changes in foreign currency import or export controls; future changes in tax rates and regulations, including trade tariffs; pension costs and actuarial assumptions; changes in raw materials prices; changes in employee costs; the ability to identify and successfully complete acquisitions, and to integrate those acquisitions into the business, the ability to successfully exit certain businesses or restructure the operations; the rate of technological changes; cyber-attacks, breaches of cybersecurity; political, economic and other developments in countries where Philips operates and industry consolidation and competition. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see the Risk management chapter included in the Annual Report 2018.

Third-party market share data

Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

Use of non-IFRS information

In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-IFRS financial measures. These non-IFRS financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be used in conjunction with the most directly comparable IFRS measures. Non-IFRS financial measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is contained in this document. Further information on non-IFRS measures can be found in the Annual Report 2018.

Use of fair value information

In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data are not readily available, fair values are estimated using appropriate valuation models and unobservable inputs. Such fair value estimates require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in the Annual Report 2018. In certain cases independent valuations are obtained to support management’s determination of fair values.

Presentation

All amounts are in millions of euros unless otherwise stated. Due to rounding, amounts may not add up precisely to totals provided. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the Annual Report 2018, except for IFRS 16 lease accounting, which is implemented per January 1, 2019.

As announced on January 10, 2019, Philips has realigned the composition of its reporting segments effective as of January 1, 2019. The most notable changes are the shifts of the Sleep & Respiratory Care business from the Personal Health segment to the renamed Connected Care segment and most of the Healthcare Informatics business from the renamed Connected Care segment to the Diagnosis & Treatment segment. Accordingly, the comparative figures have been restated. The restatement has been published on the Philips Investor Relations website and can be accessed here.

Market Abuse Regulation

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Condensed consolidated statements of income

Condensed consolidated statements of income

in millions of EUR unless otherwise stated

	Q3		January to September
	2018	2019	2018	2019
Sales	4,306	4,702	12,535	13,524
Cost of sales	(2,232)	(2,547)	(6,670)	(7,356)
Gross margin	2,074	2,155	5,865	6,168
Selling expenses	(1,045)	(1,132)	(3,248)	(3,389)
General and administrative expenses	(165)	(175)	(453)	(492)
Research and development expenses	(415)	(457)	(1,273)	(1,339)
Other business income	7	21	83	117
Other business expenses	(6)	(90)	(25)	(149)
Income from operations	451	320	950	915
Financial income	12	24	42	112
Financial expenses	(38)	(56)	(197)	(172)
Investment in associates, net of income taxes	(3)	(3)	(2)	2
Income before taxes	421	285	792	857
Income tax expense	(114)	(75)	(205)	(215)
Income from continuing operations	307	211	587	641
Discontinued operations, net of income taxes	(15)	(3)	(169)	(25)
Net income	292	208	419	616
Attribution of net income
Income from continuing operations attributable to shareholders1)	306	208	585	637
Net income attributable to shareholders1)	291	205	417	612
Net income attributable to non-controlling interests	1	3	2	5
Earnings per common share
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands):
- basic	931,422	899,568	923,221	905,733
- diluted	941,106	907,769	936,074	915,811
Income from continuing operations attributable to shareholders1)
- basic	0.33	0.23	0.63	0.70
- diluted	0.32	0.23	0.63	0.70
Net income attributable to shareholders1)
- basic	0.31	0.23	0.45	0.68
- diluted	0.31	0.23	0.45	0.67
1) Shareholders refers to shareholders of Koninklijke Philips N.V.

Amounts may not add up due to rounding

Reconciliation of non-IFRS information

Certain non-IFRS financial measures are presented when discussing the Philips Group’s performance:

  Comparable sales growth
  EBITA
  Adjusted EBITA
  Adjusted income from continuing operations attributable to shareholders
  Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted
  Adjusted EBITDA
  Free cash flow
  Net debt : group equity ratio
  Comparable order intake

For the definitions of the non-IFRS financial measures listed above, refer to chapter 10, Reconciliation of non-IFRS information, of the Annual Report 2018.

Sales growth composition

in %

	Q3 2019				January to September 2019
	nominal growth	consolidation changes	currency effects	comparable growth	nominal growth	consolidation changes	currency effects	comparable growth
2019 versus 2018
Diagnosis & Treatment	13.3%	(1.4)%	(2.8)%	9.1%	9.7%	(0.7)%	(3.3)%	5.7%
Connected Care	9.0%	(0.0)%	(3.7)%	5.3%	8.5%	(0.5)%	(4.6)%	3.4%
Personal Health	7.4%	0.1%	(1.4)%	6.1%	5.8%	0.4%	(0.7)%	5.4%
Philips Group	9.2%	(0.3)%	(2.6)%	6.3%	7.9%	(0.1)%	(2.8)%	5.0%

Adjusted income from continuing operations attributable to shareholders1)

in millions of EUR unless otherwise stated

	Q3		January to September
	2018	2019	2018	2019
Net income	292	208	419	616
Discontinued operations, net of income taxes	15	3	169	25
Income from continuing operations	307	211	587	641
Continuing operations non-controlling interests	(1)	(3)	(2)	(5)
Income from continuing operations attributable to shareholders 1)	306	208	585	637
Adjustments for:
Amortization of acquired intangible assets	61	71	256	231
Impairment of goodwill		78		78
Restructuring and acquisition-related charges	43	47	159	200
Other items	13	67	30	73
Net finance expenses		2	46	9
Tax impact of adjusted items	(31)	(51)	(142)	(142)
Adjusted income from continuing operations attributable to shareholders 1)	392	422	935	1,086
Earnings per common share:
Income from continuing operations attributable to shareholders1) per common share (in EUR) - diluted	0.32	0.23	0.63	0.70
Adjusted income from continuing operations attributable to shareholders1) per common share (EUR) - diluted	0.42	0.46	1.00	1.19
1) Shareholders refers to shareholders of Koninklijke Philips N.V.

Reconciliation of Net income to Adjusted EBITA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q3 2019
Net income	208
Discontinued operations, net of income taxes	3
Income tax expense	75
Investments in associates, net of income taxes	3
Financial expenses	56
Financial income	(24)
Income from operations	320	222	(11)	171	(62)
Amortization of acquired intangible assets	71	28	36	5	2
Impairment of goodwill	78		78
EBITA	469	250	102	177	(60)
Restructuring and acquisition-related charges	47	20	12	3	12
Other items	67	27	15	20	5
Adjusted EBITA	583	297	129	200	(43)

January to September 2019
Net income	616
Discontinued operations, net of income taxes	25
Income tax expense	215
Investments in associates, net of income taxes	(2)
Financial expenses	172
Financial income	(112)
Income from operations	915	441	83	504	(115)
Amortization of acquired intangible assets	231	100	105	20	6
Impairment of goodwill	78		78
EBITA	1,224	541	267	524	(109)
Restructuring and acquisition-related charges	200	84	46	27	44
Other items	73	34	42	20	(22)
Adjusted EBITA	1,497	658	355	571	(87)

Q3 2018
Net income	292
Discontinued operations, net of income taxes	15
Income tax expense	114
Investments in associates, net of income taxes	3
Financial expenses	38
Financial income	(12)
Income from operations	451	183	105	171	(8)
Amortization of acquired intangible assets	61	20	33	6	2
EBITA	512	203	138	177	(6)
Restructuring and acquisition-related charges	43	20	15	6	2
Other items	13	-	13	-	-
Adjusted EBITA	568	223	166	182	(3)

January to September 2018
Net income	419
Discontinued operations, net of income taxes	169
Income tax expense	205
Investments in associates, net of income taxes	2
Financial expenses	197
Financial income	(42)
Income from operations	950	357	248	493	(149)
Amortization of acquired intangible assets	256	56	100	24	76
EBITA	1,205	414	347	517	(73)
Restructuring and acquisition-related charges	159	87	41	10	21
Other items	30	-	45	18	(33)
Adjusted EBITA	1,395	501	434	545	(85)

Reconciliation of Net income to Adjusted EBITDA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q3 2019
Net income	208
Discontinued operations, net of income taxes	3
Income tax expense	75
Investments in associates, net of income taxes	3
Financial expenses	56
Financial income	(24)
Income from operations	320	222	(11)	171	(62)
Depreciation, amortization and impairments of fixed assets	331	125	81	43	82
Impairment of goodwill	78		78
Restructuring and acquisition-related charges	47	20	12	3	12
Other items	67	27	15	20	5
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(27)	(26)	-		(1)
Adjusted EBITDA	816	368	174	238	36

January to September 2019
Net income	616
Discontinued operations, net of income taxes	25
Income tax expense	215
Investments in associates, net of income taxes	(2)
Financial expenses	172
Financial income	(112)
Income from operations	915	441	83	504	(115)
Depreciation, amortization and impairments of fixed assets	933	331	241	127	234
Impairment of goodwill	78		78
Restructuring and acquisition-related charges	200	84	46	27	44
Other items	73	34	42	20	(22)
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(30)	(28)	(1)	-	(1)
Adjusted EBITDA	2,169	861	489	678	140

Q3 2018
Net income	292
Discontinued operations, net of income taxes	15
Income tax expense	114
Investments in associates, net of income taxes	3
Financial expenses	38
Financial income	(12)
Income from operations	451	183	105	171	(8)
Depreciation, amortization and impairments of fixed assets	244	83	77	40	44
Restructuring and acquisition-related charges	43	20	15	6	2
Other items	13	-	13	-	-
Adjusted EBITDA	750	286	210	216	38

January to September 2018
Net income	419
Discontinued operations, net of income taxes	169
Income tax expense	205
Investments in associates, net of income taxes	2
Financial expenses	197
Financial income	(42)
Income from operations	950	357	248	493	(149)
Depreciation, amortization and impairments of fixed assets	790	240	230	127	194
Restructuring and acquisition-related charges	159	87	41	10	21
Other items	30	-	45	18	(33)
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(6)	(6)	-	-
Adjusted EBITDA	1,923	679	564	647	33

Composition of free cash flow in millions of EUR

	Q3
	2018	2019
Net cash provided by operating activities	265	356
Net capital expenditures	(212)	(231)
Purchase of intangible assets	(32)	(33)
Expenditures on development assets	(77)	(84)
Capital expenditures on property, plant and equipment	(106)	(116)
Proceeds from disposals of property, plant and equipment	3	2
Free cash flow	52	126

Philips statistics

Philips statistics in millions of EUR unless otherwise stated

	2018				2019
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Sales	3,942	4,288	4,306	5,586	4,151	4,671	4,702
Comparable sales growth1)	5%	4%	4%	5%	2%	6%	6%
Comparable order intake1)	10%	9%	11%	10%	2%	8%	0%
Gross margin	1,785	2,006	2,074	2,689	1,888	2,125	2,155
as a % of sales	45.3%	46.8%	48.2%	48.1%	45.5%	45.5%	45.8%
Selling expenses	(1,041)	(1,162)	(1,045)	(1,251)	(1,084)	(1,173)	(1,132)
as a % of sales	(26.4)%	(27.1)%	(24.3)%	(22.4)%	(26.1)%	(25.1)%	(24.1)%
G&A expenses	(130)	(157)	(165)	(178)	(152)	(165)	(175)
as a % of sales	(3.3)%	(3.7)%	(3.8)%	(3.2)%	(3.7)%	(3.5)%	(3.7)%
R&D expenses	(433)	(425)	(415)	(487)	(439)	(443)	(457)
as a % of sales	(11.0)%	(9.9)%	(9.6)%	(8.7)%	(10.6)%	(9.5)%	(9.7)%
Income from operations	201	298	451	769	245	350	320
as a % of sales	5.1%	6.9%	10.5%	13.8%	5.9%	7.5%	6.8%
Net income	124	2	292	678	162	246	208
Income from continuing operations attributable to shareholders2) per common share in EUR - diluted	0.10	0.20	0.32	0.77	0.19	0.28	0.23
Adjusted income from continuing operations attributable to shareholders2) per common share in EUR - diluted1)	0.23	0.35	0.42	0.76	0.29	0.43	0.46
EBITA1)	263	430	512	861	314	440	469
as a % of sales	6.7%	10.0%	11.9%	15.4%	7.6%	9.4%	10.0%
Adjusted EBITA1)	344	482	568	971	364	549	583
as a % of sales	8.7%	11.2%	13.2%	17.4%	8.8%	11.8%	12.4%
Adjusted EBITDA1)	512	661	750	1,170	576	776	816
as a % of sales	13.0%	15.4%	17.4%	20.9%	13.9%	16.6%	17.4%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
2) Shareholders refers to shareholders of Koninklijke Philips N.V.

Philips statistics in millions of EUR unless otherwise stated

	2018				2019
	January-March	January-June	January-September	January-December	January-March	January-June	January-September	January-December
Sales	3,942	8,229	12,535	18,121	4,151	8,822	13,524
Comparable sales growth1)	5%	5%	4%	5%	2%	4%	5%
Comparable order intake1)	10%	10%	10%	10%	2%	5%	3%
Gross margin	1,785	3,791	5,865	8,554	1,888	4,013	6,168
as a % of sales	45.3%	46.1%	46.8%	47.2%	45.5%	45.5%	45.6%
Selling expenses	(1,041)	(2,203)	(3,248)	(4,500)	(1,084)	(2,257)	(3,389)
as a % of sales	(26.4)%	(26.8)%	(25.9)%	(24.8)%	(26.1)%	(25.6)%	(25.1)%
G&A expenses	(130)	(288)	(453)	(631)	(152)	(317)	(492)
as a % of sales	(3.3)%	(3.5)%	(3.6)%	(3.5)%	(3.7)%	(3.6)%	(3.6)%
R&D expenses	(433)	(858)	(1,273)	(1,759)	(439)	(882)	(1,339)
as a % of sales	(11.0)%	(10.4)%	(10.2)%	(9.7)%	(10.6)%	(10.0)%	(9.9)%
Income from operations	201	499	950	1,719	245	594	915
as a % of sales	5.1%	6.1%	7.6%	9.5%	5.9%	6.7%	6.8%
Net income	124	126	419	1,097	162	409	616
Income from continuing operations attributable to shareholders2) per common share in EUR - diluted	0.10	0.30	0.63	1.39	0.19	0.47	0.70
Adjusted income from continuing operations attributable to shareholders2) per common share in EUR - diluted1)	0.23	0.58	1.00	1.76	0.29	0.72	1.19
EBITA1)	263	694	1,205	2,066	314	754	1,224
as a % of sales	6.7%	8.4%	9.6%	11.4%	7.6%	8.5%	9.1%
Adjusted EBITA1)	344	827	1,395	2,366	364	914	1,497
as a % of sales	8.7%	10.0%	11.1%	13.1%	8.8%	10.4%	11.1%
Adjusted EBITDA1)	512	1,173	1,923	3,093	576	1,352	2,169
as a % of sales	13.0%	14.3%	15.3%	17.1%	13.9%	15.3%	16.0%
Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	914,826	931,496	931,540	914,184	910,810	902,417	898,029
Shareholders' equity per common share in EUR	12.66	12.54	12.65	13.22	13.54	13.19	13.76
Net debt : group equity ratio1)	19:81	22:78	24:76	21:79	25:75	28:72	27:73
Total employees of continuing operations	73,845	75,283	76,531	77,400	77,340	77,748	79,613
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document.
2) Shareholders refers to shareholders of Koninklijke Philips N.V.

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